FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Friday 15 June 2012, London UK - LSE Announcement

GSK continues with tender offer to acquire all outstanding shares of Human Genome Sciences

GlaxoSmithKline plc (LSE: GSK) today confirmed that it has received a renewed invitation from Human Genome Sciences' (NASDAQ: HGSI) to participate in its strategic alternatives review process which started in April.  GSK also notes the newly announced date of 16 July 2012 for submission of definitive acquisition proposals.

GSK continues to believe that participation in the process is unnecessary given the company's offer is not conditioned on due diligence or financing and can be completed expeditiously.  GSK knows HGS well based on a 20-year relationship and is uniquely positioned to deliver on the opportunity of the combination.  GSK has therefore today sent a letter to HGS declining again to participate in this process.

GSK's offer to acquire all of the outstanding shares of HGS for US$13.00 per share in cash represents a premium of 81 percent to HGS's closing share price of US$7.17 on 18 April 2012, the last trading day before HGS publicly disclosed GSK's private offer.

The company continues to believe that this offer reflects full and fair value and is in the interest of shareholders of both companies.  The transaction is well aligned to GSK's long-term strategy of delivering sustainable growth, simplifying GSK's business model, enhancing R&D returns and deploying capital with discipline.  For HGS shareholders, it provides immediate liquidity at a substantial premium while eliminating further exposure to the significant execution risk inherent in HGS achieving its future growth objectives.  GSK's offer reflects the value of Benlysta, darapladib, albiglutide, HGS's operating and financial assets, and expected cost synergies of at least US$200 million.

As GSK has stated previously, the company values its relationship with HGS and its clear preference has always been to complete a transaction on a friendly basis in a timely fashion.  GSK remains willing to meet and review its offer directly with HGS at any time.

In the meantime, GSK will continue to progress with its tender offer direct to HGS shareholders.  The tender offer and withdrawal rights are scheduled to expire at 5:00pm New York City time on Friday 29 June 2012.  The closing of the tender offer is subject to the terms and conditions detailed in the offer document  as filed on Schedule TO with the U.S. Securities and Exchange Commission on
10 May 2012 and 23 May 2012.

V A Whyte
Company Secretary
15 June 2012

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:
US Media enquiries:	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GSK and HGS, including future financial and operating results, GSK's plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.  Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock.  The solicitation and offer to buy HGS common stock have been made pursuant to an offer to purchase and related materials, as they may be amended from time to time.  Investors and securityholders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer.  The offer to purchase and related materials have been filed by GSK with the U.S. Securities and Exchange Commission (SEC) and investors and security holders may obtain a free copy of these materials and other documents filed by GSK with the SEC at the website maintained by the SEC as
www.sec.gov
.  The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at
HGStender@dfking.com.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 15, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc